

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 6, 2022

Steven Mitcham
President
Diligent Capital Holdings, Inc.
302 Perimeter Center N
Atlanta, Georgia, 30346

> **Re: Diligent Capital Holdings, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed May 11, 2022**
> **File No. 000-56439**

Dear Mr. Mitcham:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G Filed May 11, 2022

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 15

1.   Since Messrs. Mitcham and Carvan are the beneficial owners of SX Capital Management LLC, please include the entire 1 million shares of common stock held by SX Capital in the beneficial ownership for each of the beneficial owners.

Item 5. Directors and Executive Officers, page 16

2.   Please describe the business experience during the past five years of Messrs. Mitcham and Carvan including their principal occupations and employment during the past five years and the name and principal business of any corporation or other organization in which the occupations and employment were carried on. See Item 5 of Form 10 and Item 401(e) of Regulation S-K.

Exhibits

3.   We note that the certificate of incorporation attached as an exhibit is for BSX Energy Holdings, Inc. Please file the correct certificate or advise. Please also ensure that the disclosure in the Form 10 is consistent with the information included in the certificate, including the number of shares authorized and the authorization of preferred stock.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction